March 29, 2016

Ethan Horowitz
Branch Chief
Office of Natural Resources
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:    Core Laboratories N.V.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 12, 2016
Form 8-K
Filed January 27, 2016
File No.: 1-14273

Dear Mr. Horowitz:

Thank you for the letter dated March 14, 2016 from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and our Form 8-K filed on January 27, 2016 (the “Form 8-K”). Set forth below are the responses of Core Laboratories N.V. ("Core Laboratories" or the "Company") to your comments in the order in which they were presented in the letter from the Staff. For your convenience, each response is prefaced by the exact text of the corresponding comment.

Form 10-K for Fiscal Year Ended December 31, 2015

Selected Financial Data, page 17

1.
We note you include a measure of "Debt to EBITDA ratio" under Other Data in the table on page 17 and that your definition of EBITDA includes adjustments for severance and certain non-cash items. Please be advised that measures referred to as EBITDA should not exclude items other than interest, taxes, depreciation and amortization. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please revise your presentation accordingly.

RESPONSE: We respectfully acknowledge the Staff's comment and, in future filings, we will revise the description of the measure to be "Debt to Adjusted EBITDA", which we believe is appropriate and in accordance with the guidance in Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. We will also add the measure of

Debt to EBITDA without any adjustments. The revised disclosure will appear in future filings as follows:

REVISED DISCLOSURE:
2015    2014    2013    2012    2011
Debt to EBITDA ratio (1)    2.13:1    0.95:1    0.74:1    0.73:1    0.83:1
Debt to Adjusted EBITDA ratio (2)    1.94:1    0.89:1    0.67:1    0.67:1    0.72:1
(1) Debt to EBITDA ratio is calculated as follows: gross debt less cash divided by the sum of net income plus interest, taxes, depreciation, and amortization.
(2) Debt to Adjusted EBITDA ratio is calculated as follows: gross debt less cash divided by the sum of net income plus interest, taxes, depreciation, amortization, severance, and certain non-cash adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Operating Results for the Year Ended December 31, 2015 Compared to the Years Ended December 31, 2014 and 2013, page 19

Income Tax Expense, page 22

2.
You state that income tax expense decreased in 2015 due to a decrease in taxable income. Please revise to provide additional detail regarding the amount of income tax expense recognized during the period and address the impact of taxes associated with your operations in the Netherlands, the United States, and other foreign countries in which you operate. Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE: We respectfully acknowledge the Staff's comment and, in future filings, we will revise and expand the discussion related to income tax expense to language substantially similar to that set forth below (underlining provided to show enhancements to current disclosure):

REVISED DISCLOSURE:

Income Tax Expense
Our effective tax rate was 22.7%, 23.0% and 25.0% for 2015, 2014 and 2013, respectively. Income tax expense of $33.7 million in 2015 decreased by $43.5 million compared to $77.3 million in 2014 due to a decrease in taxable income in 2015, primarily in the United States. Income tax expense associated with taxable income recognized in the United States decreased by $35.9 million in 2015 compared to 2014. No other jurisdiction in which we operate had a material change in income tax expense.

See Note 9 of the Notes to Consolidated Financial Statements for further detail of income tax expense.

Liquidity and Capital Resources, page 24

3.
We note that your cash availability is largely dependent upon the ability of your subsidiaries to pay cash dividends or otherwise distribute or advance funds to you. We also note your disclosure regarding the potential tax impact of a distribution of unremitted earnings from foreign subsidiaries on page F-16 of your filing. Please revise to disclose the amount of cash that would be subject to this type of taxation if distributed to you by your subsidiaries. As part of your response, tell us how you considered the requirement to disclose the nature of restrictions on the ability of subsidiaries to transfer funds in the form of dividends, loans, or advances per Rule 4-08(e) of Regulation S-X. In addition, tell us how you determined whether condensed financial information should be provided pursuant to Rule 5-04(c) of Regulation S-X.

RESPONSE: We respectfully acknowledge the Staff’s comment regarding the distribution of unremitted earnings from foreign subsidiaries.

Rule 5-04(c) of Regulation S-X requires condensed financial information of the registrant "when the restricted net assets (§210.4-08(e)(3)) of consolidated subsidiaries* exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant's proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.)."

* Rule 4-08(e)(3) expands this by including "...consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent...".

The availability of cash to our parent company is largely dependent on the ability of our operating subsidiaries to distribute cash generated from operations up to the parent company. The distribution of cash to the parent company is achieved through a combination of dividends, intercompany loans and advances. Some of our consolidated subsidiaries do have local statutory requirements to maintain minimal levels of capital which does restrict the level of dividends that can be distributed, however these requirements have not been restrictive in the Company’s ability to distribute cash to the parent company because we have no restrictions on distributing cash through intercompany loans or advances. In our assessment of Rule 5-04 (c) of Regulation S-X and §210.4-08(e)(3), we find no restrictions on the ability of either our consolidated or unconsolidated subsidiaries to distribute cash to our parent company. Therefore, we have concluded the presentation of condensed financial information is not required.

We will revise the applicable footnote disclosure in future filings to include additional disclosure that is substantially similar to the language set forth below (underlining provided to show enhancements to current disclosure):

REVISED DISCLOSURE:

Liquidity and Capital Resources
General
We have historically financed our activities through cash on hand, cash flows from operations, bank credit facilities, equity financing and the issuance of debt. Cash flows from operating activities provides the primary source of funds to finance operating needs, capital expenditures and our dividend and share repurchase programs. If necessary, we supplement this cash flow with borrowings under bank credit facilities to finance some capital expenditures and business acquisitions. As we are a Netherlands holding company, we conduct substantially all of our operations through subsidiaries. Our cash availability is largely dependent upon the ability of our subsidiaries to pay cash dividends or otherwise distribute or advance funds to us. There are no restrictions preventing any of our subsidiaries from repatriating earnings, and there are no restrictions or income taxes associated with distributing cash to the parent company through loans or advances.

Note 9, Income Taxes, page F-16
We have not provided for deferred taxes on the unremitted earnings of certain subsidiaries that we consider to be indefinitely reinvested. Should we make a distribution of the unremitted earnings of these subsidiaries, we may be required to record additional taxes. As of December 31, 2015, we consider $285.5 million to be indefinitely reinvested. Repatriation of these earnings would be subject to income and withholding taxes estimated at approximately $27.1 million. There are no restrictions preventing any of our subsidiaries from repatriating earnings, and there are no restrictions or income taxes associated with distributing cash to the parent company through loans or advances.

Notes to the Consolidated Financial Statements

Note 9, Income Taxes, page F-15

4.
The reconciliation between reported income tax expense and the amount computed based on the statutory income tax rate includes a line item captioned “Other.” This line item represents approximately 10% of the amount calculated based on the statutory rate. Please tell us about the components of this line item. Refer to Rule 4-08(h) of Regulation S-X.

RESPONSE: We respectfully acknowledge the Staff’s comment regarding the components of this line item. There are several smaller items that are combined in this line item, which historically have been immaterial relative to the total income tax expense computed using the statutory rate. The largest single item in the "Other" line item for 2015 relates to differences associated with foreign exchange, which is the only item in "Other" that exceeds 5% of income tax expense calculated based on the statutory rate. For prior periods presented, no individual item exceeded 5% of income tax expense calculated based on the statutory rate. The income tax expense in 2015 associated with foreign exchange represents less than 3% of taxable income and less than 4% of net income. We will revise the applicable footnote disclosure in future filings to include additional line item disclosure for foreign exchange and items that are individually greater than 5% of income tax expense calculated based on the statutory tax rate, substantially similar to the table set forth below (underlining provided to show enhancements to current disclosure):

	2015	2014	2013
Tax at the Netherlands income tax rate	37,173	83,983	81,026
International earnings taxed at rates other than The Netherlands statutory rate	(14,066)	(6,721)	(6,698)
Non-deductible expenses	2,832	2,807	2,138
Change in valuation allowance	3,625	1,150	(1,156)
State and provincial taxes	1,133	3,339	3,439
Adjustments of prior year taxes	483	(2,973)	(4,258)
Adjustments of income tax reserves	(1,205)	(1,570)	59
Foreign exchange	4,358	1,659	1,930
Other	(576)	(4,369)	4,427
Income tax expense	33,758	77,305	80,908

5.	Your summary of deferred tax assets includes a line item for “Reserves.” Please revise to more clearly describe the nature of this line item. Refer to FASB ASC 740-10-50-6.

RESPONSE: We respectfully acknowledge the Staff's comment and, in future filings, we will revise the line item "Reserves" to be described as "Accruals for compensation and inventory capitalization" because this amount primarily consists of deferred taxes associated with compensation items and our 263A adjustment for uniform capitalization of inventory. We will revise the applicable footnote disclosure in future filings to more clearly describe the nature of this line item, substantially similar to the table set forth below (underlining provided to show enhancements to current disclosure):

	2015	2014
Deferred tax assets:
Net operating loss carry-forwards	$8,045	$6,340
Accruals for compensation and inventory capitalization	18,627	14,135
Unrealized benefit plan loss	5,571	4,925
Unrealized foreign exchange	7,994	2,289
Other	3,229	2,232
Total deferred tax assets	43,466	29,921
Valuation allowance (1)	(10,862)	(7,236)
Net deferred tax asset	32,604	22,685

6.
Disclosure on page F-16 states: “We have not provided for deferred taxes on the unremitted earnings of certain subsidiaries that we consider to be indefinitely reinvested. Should we make a distribution of the unremitted earnings of these subsidiaries, we may be required to record additional taxes.” Please revise to disclose the amount of unremitted foreign earnings and the amount of the unrecognized deferred tax liability related to unremitted foreign earnings. Refer to FASB ASC 740-30-50-2.

RESPONSE: We respectfully acknowledge the Staff's comment and, in future filings, we will revise and expand the discussion related to deferred taxes on the unremitted earnings of certain subsidiaries substantially similar to the language set forth below (underlining provided to show enhancements to current disclosure):

REVISED DISCLOSURE:

We have not provided for deferred taxes on the unremitted earnings of certain subsidiaries that we consider to be indefinitely reinvested. Should we make a distribution of the unremitted earnings of these subsidiaries, we may be required to record additional taxes. As of December 31, 2015, we consider $285.5 million to be indefinitely reinvested. Repatriation of these earnings could be subject to income and withholding taxes estimated at approximately $27.1 million. There are no restrictions that prevent any of our subsidiaries from repatriating earnings, and there are no tax or other restrictions preventing the distribution of cash to the parent company through loans or advances.

7.	Please revise your disclosure on page F-16 to provide greater detail regarding the years in which net operating loss carry-forwards will expire, if unused. Refer to FASB ASC 740-10-50-3.

RESPONSE: We respectfully acknowledge the Staff's comment and, in future filings, we will revise and expand the discussion related to net operating loss carry-forwards to language substantially similar to that set forth below (underlining provided to show enhancements to current disclosure):

REVISED DISCLOSURE:

At December 31, 2015, we had net operating loss carry-forwards in various tax jurisdictions of approximately $30.8 million. Although we cannot be certain that these operating loss carry-forwards will be utilized, we anticipate that we will have sufficient taxable income in future years to allow us to fully utilize the carry-forwards that are not subject to a valuation allowance. As of December 31, 2015, if unused, $2.7 million will expire from 2016-2018, $8.8 million will expire from 2019-2021, $10.9 million will expire from 2022-2025 and $6.2 million will expire beyond 2025. The remaining balance of $2.2 million is not subject to expiration.

8.
Please revise your disclosure regarding unrecognized tax benefits on page F-17 to include a statement regarding the total amount of unrecognized tax benefits that, if recognized, would affect your effective tax rate. Refer to FASB ASC 740-10-50-15A.

RESPONSE: We respectfully acknowledge the Staff's comment. The total amount of unrecognized tax benefits shown in the table would affect our effective tax rate, if recognized. We will revise and expand the discussion related to unrecognized tax benefits in future filings substantially similar to the language set forth below (underlining provided to show enhancements to current disclosure):
REVISED DISCLOSURE:

Changes in our estimate of, or the recognition of, the unrecognized tax benefits shown in the table above would affect our effective tax rate.

Form 8-K dated January 27, 2016

Exhibit 99.1

Non-GAAP Information

9.
The supplemental information provided includes presentations of various non-GAAP amounts, including operating income, net income, and earnings per diluted share, all excluding specific items. However, it does not appear that you have given equal prominence to the corresponding amounts determined in accordance with Generally Accepted Accounting Principles (GAAP). Please explain to us how you have complied with the requirement to include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE: We respectfully acknowledge the Staff's comment. Our supplemental information provided includes a reconciliation of GAAP (i.e. "GAAP reported") operating income, net income and earnings per diluted share to the non-GAAP operating income, net income and earnings per diluted share, excluding specific items. When looking at the table below (extracted from our filing), the GAAP numbers are listed first, thereby giving them greater prominence. We believe we have disclosed both the GAAP figures and the non-GAAP figures with greater or equal prominence in this table. For these reasons, we assume the Staff's comment relates to the presentation of GAAP amounts throughout the document. Therefore, we will revise and expand the discussion for each reference to non-GAAP amounts in future filings, in a manner substantially similar to the language set forth below (underlining provided to show enhancements to current disclosure):
REVISED EARNINGS RELEASE:
AMSTERDAM (27 January 2016) - Core Laboratories N.V. (NYSE: "CLB US") (Euronext Amsterdam: "CLB NA") ("Core", "Core Lab", or the "Company") reported fourth quarter 2015 earnings per diluted share (“EPS”) of $0.65, excluding certain charges for severance and impairments among others (“ex-items”) referenced in the non-GAAP reconciliation included in this release. Fourth quarter 2015 revenue totaled $182,700,000, down 7% sequentially from third quarter 2015 levels while full-year 2015 revenue was down 27%. By comparison, U.S. land rig count was down 16% on a sequential quarterly basis and down over 60% on a year-over-year quarterly basis. International activity levels also decreased on a sequential quarterly basis in the fourth quarter of 2015. Ex-items, net income for the quarter was $27,700,000, while operating income was $39,500,000, yielding operating margins of 22%, the highest of major oilfield services companies reporting fourth quarter 2015 results to date.

For the fourth quarter of 2015, and determined in accordance with generally accepted accounting principles ("GAAP") which included all charges for severance and impairments, among others, EPS was $0.36, net income was $15,418,000, operating income was $23,642,000 and operating margins were 13%.

Reconciliation of Net Income, Operating Income and Earnings Per Diluted Share
(amounts in thousands, except per share data)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	31 December 2015			31 December 2015
	Operating Income	Net Income	Earnings Per Diluted Share	Net Income
GAAP reported	$23,642	$15,418	$0.36	$114,847
Asset impairment and facility exit costs	4,871	3,751	0.09	4,275
Severance, compensation and other charges	10,982	8,456	0.20	13,460
Foreign exchange losses	53	41	—	3,483
Excluding specific items	$39,548	$27,666	$0.65	$136,065

10.
The description provided to support the reasons why management believes the presentation of the various non-GAAP amounts provides useful information to investors is “that this presentation provides the public a clearer comparison with the numbers reported in prior periods.” It does not appear that you have explained in adequate detail why your non-GAAP measures are useful to investors or that you have presented information that would enable investors to compare periods. Please revise. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

RESPONSE: We respectfully acknowledge the Staff's comment. We have disclosed in the opening paragraph of the non-GAAP section a statement that describes why management believes the presentation of certain non-GAAP information is useful for itself, but in future filings we will identify our investors and the public as groups that will also benefit from this information. Regarding prior periods, we have also presented non-GAAP information on a consistent basis, however we acknowledge that we did not include any previously disclosed information in our current period filing. In future filings we will include the proper disclosures of non-GAAP information related to comparable prior periods with equal prominence to the corresponding amounts determined in accordance with Generally Accepted Accounting Principles (GAAP). We will update the description under our non-GAAP information as follows (underlining provided to show enhancements to current disclosure):
REVISED DISCLOSURE:
Management believes that the exclusion of certain income and expenses enables management, our investors and the public to more effectively evaluate the Company's operations period-over-period and to identify operating trends that could otherwise be masked by the excluded items. For this reason, we used certain non-GAAP measures that exclude these items; and we feel that this presentation provides the public a better understanding of the underlying operations’ current period financial results on a more comparable basis to those reported in prior periods. The non-GAAP financial measures should be considered in addition to, not as a substitute for, the financial results prepared in accordance with GAAP, as more fully discussed in Core Lab’s financial statements and filings with the Securities and Exchange Commission.

11.
We note the reconciliation of net income excluding specific items for the twelve months ended December 31, 2015 begins with net income of $114,847. However, we note that amount appears to be net income attributable to Core Laboratories N.V., rather than net income. Please modify the presentation accordingly.

RESPONSE: We respectfully acknowledge the Staff's comment and, in future filings, we will ensure that reconciliations beginning with Net Income Attributable to Core Laboratories N.V. has a title that more accurately describes the number. The revised table will appear as follows in future filings:

Twelve Months Ended	December 31, 2015
(amounts in thousands of USD)	Net Income Attributable to Core Laboratories N.V.

GAAP reported	$114,847
Asset impairment and facility exit costs	4,275
Severance, compensation and other charges	13,460
Foreign exchange losses	3,483
Excluding specific items	$136,065

12.
The reconciliation of non-GAAP net income, operating income, and earnings per diluted share include an adjustment for “Severance, compensation and other charges.” Please expand your disclosures to identify the nature of the “other charges” that would be included in this reconciling item. With your response, tell us why the amount of this reconciling item differs from the amount of “Severance and other charges” recognized in your statement of operations.

RESPONSE: We respectfully acknowledge the Staff's comment. In the statement of operations for the three months ended December 31, 2015, the item "Severance and other charges" of $15,853 includes both the "Asset impairment and facility exit costs" of $4,871 and the "Severance, compensation and other charges" of $10,982. The one line item in the statement of operations for the three months ended December 31, 2015 was split into two components in the non-GAAP information tables in order to provide further detail. The line item "Severance, compensation and other charges" consists of severance charges and other compensation charges and will be modified in future filings to appear as "Severance and other compensation charges".

13.
We note that you have presented “operating income & margin, ex-items” for the period ended December 31, 2014. However, it does not appear that this non-GAAP measure is reconciled to the most directly comparable GAAP-basis measure. Please revise. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

RESPONSE: We respectfully acknowledge the Staff's comment. This non-GAAP measure "operating income & margin, ex-items" for the period ended December 31, 2014 was reconciled to the most directly comparable GAAP-basis measure during its initial disclosure in the exhibit filed on January 28, 2015 with the Form 8-K discussing the earnings and results of the 4th quarter of 2014. During 2014, the Company did not record any Severance, other compensation charges, asset impairments, or facility exit costs, as such we viewed these prior periods as reported to be comparable. In the future, we will include the reported prior periods in the non-GAAP reconciliation table to make it easier to reconcile the GAAP-basis and non-GAAP measures.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any follow-up comments or questions. We are more than happy to provide additional materials if requested.

Sincerely,

/s/ Chris Hill
Chris Hill
VP & Chief Accounting Officer